Alto Experience Inc.



ANNUAL REPORT

141 Manufacturing Street

Dallas, TX 75207

(888) 307-0174

https://ridealto.com/

This Annual Report is dated April 30, 2025.

BUSINESS

Company Overview: Alto Experience Inc. ("Alto" or the "Company") is a corporation organized under the laws of the state of Delaware that provides a premium ride-sharing service with a focus on safety, hospitality, and consistency. The company operates a fleet of luxury, company-owned vehicles and employs vetted W2 drivers, ensuring a high-quality and secure experience for passengers. With operations across several major U.S. cities, Alto is poised for expansion, aiming to cover over 75% of the U.S. ride-share market by 2025. Alto is actively transitioning to an electric vehicle (EV) fleet, aligning with its vision for an environmentally sustainable and autonomous future of mobility. The company has developed a proprietary technology stack that optimizes supply and demand, setting a foundation for efficient operations and high asset utilization.

Company History: Alto was initially incorporated as Mobility Experience Corporation, a Delaware corporation on February 8, 2018, and later changed its name to Alto Experience Inc on June 1, 2018.

Corporate Structure: Alto Experience Inc is the parent company of several subsidiary operating entities. Alto Technology LLC owns the company's technology IP and processes payments for operations in all states, licensing this technology to Alto's state-specific operating companies. Alto Operations LLC owns the vehicle fleet, leasing them to state specific subsidiaries for their operations.

Alto Operations Texas LLC and Alto Operations Florida LLC employ a local workforce in their respective states. Alto Operations California Holdings LLC acts as a holding company for Alto Operations California LLC, which employs a local workforce in California. Alto Operations New York LLC is a licensed operation with several fleet holding companies (Alto New York Fleet 1, 2, 3, and 4 LLCs) to comply with local regulations and permit limits. Subsidiary entities Alto Operations Virginia LLC, Alto Operations Maryland LLC and Alto Operations DC LLC are currently not active. This setup allows Alto to manage its operations and comply with local regulations across different states.

Intellectual Property: The Company has applied for 3 U.S. utility patents, filed with the USPTO on 5/31/23 and 7/6/23 (application numbers 63/512,201, 63/505,115, and 63/512,205). The Company also has two trademarks filed and granted by the USPTO (USPTO Serial Numbers 88050831 and 88050837). In addition, the Company has developed significant other intellectual property including front-end driver application, passenger application, business user administration interface, and internal management and administration applications. The Company's back-end systems orchestrate the Company's fleet and driver operations. Optimization trade secrets include complex machine learning and artificial intelligence algorithms to forecast demand, balance supply and demand, driver scheduling and rostering, real-time vehicle to task matchmaking, and geospatial forecasting for vehicle positioning.

Litigation Disclosure:

The Company terminated the services of Anil de Mello for cause on July 15, 2018. To date, Mr. de Mello has not threatened or asserted any claim against the Company or its employees, officers or directors.

The Company and/or its subsidiaries have received and is actively defending the following claims or demands:

Willie Mae Jackson v. Alto Experience Inc.

This is a lawsuit pending in the Unites States District Court for the Southern District of Florida alleging Ms. Jackson was not selected as a driver because of a disability and, notably, that she is entitled to damages for a stroke she suffered shortly after her termination (allegedly the result of the discriminatory termination). The Company has objective evidence for Plaintiff's termination (she failed the drive along at the same time as another prospective driver who was not selected either), and Plaintiff rejected two unconditional offers by the Company to retake the drive along road test. A motion to strike the stroke-related damages (on which most of the case hinges, for all practical purposes) is pending before the Court.

Paul Aigbogun v. Alto Operations California LLC

On November 7, 2024, Plaintiff then filed his Complaint in Los Angeles Superior Court. The Complaint alleged thirteen causes of action related to national origin/race discrimination as well as wage and hour violations. However, likely due to a failure to properly obtain a Right to Sue Notice with the Civil Rights Department, Plaintiff then dismissed this Complaint on or about December 3, 2024.

Plaintiff then obtained a Right to Sue notice dated November 18, 2024, and then re-filed his Complaint on December 10, 2024. The re-filed complaint alleged twelve causes of action for: (1) National Origin Discrimination in Violation of the Fair Employment and Housing Act (FEHA); (2) Harassment Based on National Origin in Violation of FEHA; (3) Retaliation in Violation of FEHA; (4) Hostile Work Environment in Violation of FEHA; (5) Failure to Pay Overtime Wages; (6) Failure to Provide Meal and Rest Breaks; (7) Unlawful Deduction of Wages; (8) Invasion of Privacy; (9) False Light; (10) Constructive Discharge in Violation of Public Policy; (11) Intentional Infliction of Emotional Distress; and (12) Failure to Prevent Discrimination, Harassment, Retaliation, and Hostile Work Environment. Defendant filed its answer on January 9, 2025. At this time, the matter is in early stages of litigation and investigation.

Neptune Linares v. Alto Operations California LLC

This was a Charge of Discrimination filed in 2022 and closed by the EEOC in 2023. No lawsuit was filed, to our knowledge, after the EEOC dismissed the charge in response to our Position Statement.

Bertram Pulce v. Alto Experience Inc.

Claimant sent a demand letter alleging claims related to Labor Code violations of unpaid wages and missed meal and rest periods, as well as retaliation and wrongful termination for allegedly complaining of wage and hour violations. Claim was settled out of court for $7,500 in December 2024.

David Haro v. Alto Operations California LLC

Plaintiff filed a lawsuit in the Los Angeles Superior Court alleging various forms of discrimination and retaliation. The Company is defending the claim, has conducted written discovery, is concluding the taking of Plaintiff's deposition, and is preparing the matter for trial scheduled for April 14, 2025. Plaintiff's Counsel has indicated an interest in settling the matter but we have not heard any reasonable demands and are continuing to defend this.

Lee Colin v. Alto Operations California LLC

Claimant sent a demand letter alleging claims of disability discrimination, retaliation, and intentional infliction of emotional distress related to a workplace injury for which he has also filed a workers compensation claim. No complaint has yet been filed in court. This matter agreed to be settled for $5,000 on or about August 21, 2024 but Claimant's counsel has not reached back out with a settlement agreement.

Gabriela Becerra v. Alto Operations California LLC

Claimant recently sent a demand letter alleging claims of constructive wrongful termination and whistleblower retaliation. Claim was settled out of court for $4,500 in December 2024.

Cecilia Carrera v. Alto Operations California LLC

Claimant recently sent a demand letter alleging claims of constructive wrongful termination, whistleblower retaliation, race discrimination, and harassment. Her counsel filed a complaint on or about October 4, 2023. We filed an answer on December 29, 2023. While we may do some discovery in this case, we are still consulting with counsel regarding potential settlement. The Court has set a case management conference for March of this year and finds issue with Plaintiff failing to serve the individual Defendant. Plaintiff wants to resolve this matter for $30,000 but Alto's last offer made is $20,000. Plaintiff indicated rejecting this demand and moving the case into litigation.

Luis Sanchez Molina v. Alto Operations California

Claimant recently sent a demand letter alleging disability discrimination. The claim is currently being investigated and discussed with his counsel. No complaint has yet been filed in court. This matter resolved for $7,000 January 2025.

Karen Andaya v. Alto Operations California

This former employee filed a complaint on September 1, 2023. We filed the answer on October 16, 2023. The complaint alleges gender discrimination, harassment, retaliation and wrongful termination. We are currently investigating the claims and will engage in some discovery to evaluate strengths and weaknesses and whether this should be pursued in mediation or litigation. The Parties had attended a settlement conference and the last demand made was $280,000 with the last offer made at $3,000. Despite Alto's efforts to continue the settlement conversation, Plaintiff has not made another demand, but Alto may consider making a token increase in offer to motivate a decrease. The trial date is set for March 24, 2025. We are continuing to litigate and defend this case. We will take Plaintiff's deposition on February 21, 2025. Alto has propounded significant written discovery and Plaintiff has not propounded any discovery or noticed any depositions. Written discovery will be closed as to Plaintiff.

Alyssa Brumett v. Alto Operations California

Claimant made a request under the Labor Code for her personnel file and payroll records. We completed that request. Her counsel has reached out to discuss alleged claims and we investigated the claims. This matter settled for $4,000 in December 2024.

Vinko Sapina, et al. (and on behalf of a putative class of similarly situated workers), v. Alto Operations California, LLC, et al., consolidated with Nora Paradise v. Alto Operations California, LLC

On April 14, 2022, Plaintiffs filed a Class and PAGA action against the Company entitled Sapina, et al. v. Alto Operations California LLC, et al., Los Angeles Superior Court Case No. 22STCV12545 alleging causes of action for: (1) failure to pay all earned wages; (2) failure to authorize or permit rest periods; (3) failure to provide meal periods (; (4) failure to pay all wages upon separation of employment; (5) failure to provide lawful wage statements; (6) unfair business practices; and (7) penalties pursuant to the Private Attorneys General Act of 2004. The action was subsequently consolidated with Nora Paradise v. Alto Operations California, LLC, which alleged identical claims.
On August 25, 2023, the parties to this action executed a long-form settlement agreement. Subsequently, on August 21, 2024, the Court granted Plaintiff's Motion for Final Approval of Class-PAGA Action Settlement and Entry of Judgment. Settlement proceeds were distributed to the class on October 4, 2024.

Roberto Armando Ayon v. Alto Operations California, LLC

On May 2, 2023, Plaintiff filed a representative PAGA action for civil penalties against the Company entitled Roberto Armando Ayon v. Alto Operations California, LLC. et al, Los Angeles Superior Court Case No. 23STCV09843 alleging causes of action for: (1) failure to pay wages including overtime, (2) failure to provide meal periods for every work period exceeding more than ten (10) hours per day and failure to pay an additional hour's of pay or accurately pay an additional hour's of pay in lieu of providing a meal period; (3) failure to provide rest breaks for every four hours or major fraction thereof worked and failure to pay an additional hour's of pay or accurately pay an additional hour's of pay in lieu of providing a rest period; (4) failure to pay all wages earned and owed upon separation from Defendant's employ; (5) failure to provide accurate itemized wage statements; and (6) failure to reimburse expenses.
On November 13, 2023, the parties settled Plaintiff's individual claims and, subsequently, on January 3, 2024, the Court dismissed the entire action with prejudice.

Nicolas Carducci v. Alto Operations LLC

Claimant made a request under the Labor Code for his personnel file and payroll records. We are completing that request. His counsel has reached out to discuss alleged claims and we are investigating the claims. The demand letter makes a generic claim for damages in the amount of $68,060.50.

Robert Sutherland v. Alto Operations California LLC

Claimant made a request under the Labor Code for his personnel file and payroll records. We are completing that request. His counsel has reached out to discuss alleged claims and we are investigating the claims. The demand letter makes a generic claim for damages and demands $100,000 to resolve claims.

Abenezer Lula v. Alto Experience Inc

This is a class-action discrimination lawsuit filed by the EEOC alleging that the company discriminates against hearing impaired and deaf individuals. The case is in its infancy as it was just filed. The company disputes the allegations and intends on vigorously defending itself. At present, the company intends on moving to transfer venue to Texas which we feel is a significantly better venue. The company is also considering potential other early motion practice to limit the scope of the claims.

Renfrew v. Alto Operations California LLC

On October 7, 2024, Plaintiffs filed a Class and PAGA action against the Company entitled Cliff Renfrew v. Alto Operations California LLC, Los Angeles Superior Court Case No. 24STCV25986 alleging causes of action for: (1) minimum wage violations; (2) overtime wage violations; (3) meal period violations; (4) rest period violations; (5) wage statement penalties; (6) waiting time penalties; (7) failure to permit inspection of employment records; and (8) unfair competition.
The action is currently stayed pending mediation of Plaintiff's claims which the parties are in the process of scheduling but plan to complete by the 4th quarter 2025. The Company plans to vigorously defend this action.

Christopher Lula v. Alto Experience Inc.

This is a charge of discrimination based on disability (vision) before the Equal Employment Opportunity Commission. This matter was resolved in May of 2024.

Daniel Llamas v. Alto Operations California LLC

Claimant sent a demand letter alleging claims related to Labor Code violations of unpaid wages and missed meal and rest periods. Claim was settled out of court for $5,000 in September 2023.

For the avoidance of doubt, in the above matter descriptions, the term "Company" includes any applicable subsidiary of the Company.

Previous Offerings

Name: Series A-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $7,700,000.00

Number of Securities Sold: 5,384,616

Use of proceeds: Development of IP, early product development and launch

Date: June 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Series A-2 Preferred Stock

Type of security sold: Equity

Final amount sold: $6,770,000.00

Number of Securities Sold: 4,369,355

Use of proceeds: Development of IP, early product development and launch

Date: September 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Series B-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $11,100,000.00

Number of Securities Sold: 4,354,257

Use of proceeds: Product and market expansion

Date: June 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Series B-2 Preferred Stock

Type of security sold: Equity

Final amount sold: $35,000,000.00

Number of Securities Sold: 11,450,709

Use of proceeds: Product and market expansion

Date: June 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Series C Preferred Stock

Type of security sold: Equity

Final amount sold: $39,600,000.00

Number of Securities Sold: 7,224,739

Use of proceeds: Product and market expansion

Date: March 01, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: Series C-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $21,500,000.00

Number of Securities Sold: 30,758,651

Use of proceeds: Product and market expansion

Date: September 01, 2023

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $2,500,000.00

Use of proceeds: Marketing

Date: December 01, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: Series CF Preferred Stock

Type of security sold: Equity

Final amount sold: $21,700,000

Number of Securities Sold: 1,605,583

Use of proceeds: Product and market expansion

Date: March 01, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $3,800,000

Use of proceeds: Product and market expansion

Date: October 01, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

The following summarizes the financial and operational highlights for 2024 compared to 2023:

Financial Performance:

– Revenues remained flat at $32.9 million in 2024 and 2023, while gross margin increased to $1.7 million in 2024 compared to a loss of $4.7 million in 2023.
– Net loss decreased to $24.1 million in 2024 compared to $36.7 million in 2023.
– We completed 990,000 trips in 2024 compared to 708,000 in 2023 representing a 40% increase.
– We added 104 vehicles to our fleet in 2024 reaching a total of 421 vehicles in December 2024 compared with 317 in December 2023

Revenue

Revenue for fiscal year 2023 was $32,886,211 compared to $32,860,913 in fiscal year 2024.

Despite the minimal change in top-line revenue, the Company experienced a significant increase in operational activity largely due to a strategic partnership entered into with Uber in 2024, under which the Company began completing trips on the Uber platform. While this partnership greatly expands the demand for the Company's service offerings, it also led to a reduction in average trip pricing. In addition to the Uber partnership, the Company underwent a strategic realignment of its customer base, shifting focus from business-to-business customers to more profitable business-to-consumer segments. The breakdown of Revenues in those categories are broken out below:

– Membership revenue: $3,425,358 for year ended 2024 vs $3,976,061 for year ended 2023
– Per trip business to consumer revenue: $25,546,222 for year ended 2024 vs $21,843,218 for year ended 2023
– Per trip business to business revenue: $3,889,333 for year ended 2024 vs $7,066,932 for year ended 2023

Cost of sales

Cost of sales for fiscal year 2023 was $37,633,070 compared to $31,193,782 in fiscal year 2024.

The costs decreased as the Company continued to focus on increased operational efficiency and utilization of the service aimed at reaching market-level profitability. Cost of sales consisted primarily of hosting costs, merchant and credit card processing fees, depreciation and amortization, fuel, vehicle storage, vehicle insurance, tolls, SAAS subscriptions, and compensation of operations and support personnel associated with the delivery of transportation services to our customers.

Gross margins

Gross margins for fiscal year 2023 was ($4,746,859) compared to $1,667,131 in fiscal year 2024.

Gross margin in percentage of Revenue improved to 5% in 2024 compared with -14% in 2023. This margin improved significantly showing the increased efficiency in the utilization of the service.

Expenses

Operating Expenses for fiscal year 2023 was $30,400,612 compared to $24,030,077 in fiscal year 2024.

Operating Expenses include general and administrative, sales and marketing, depreciation and amortization, vehicle operating costs and research and development. The decrease is mainly linked to the decrease of General and administrative expenses that include compensation and employee benefits for employees not related to driving, facility costs (including rent), bad debt costs, professional service fees, SaaS subscriptions, employee recruiting, and other general overhead costs resulting from the Company's focus on reaching overall profitability.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company's margins continue to improve and future cash needs will be less than historical ones. Past cash was primarily generated through sales and equity investments. Our goal is to continue to improve market-level profitability and reach cash flow positive operations by 2025.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $5,237,290.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Silicon Valley Bank

Amount Owed: $1,798,746.00

Interest Rate: 8.5%

Maturity Date: June 02, 2025

The Company is currently repaying the principal with monthly payments of $266,457.68 until full repayment of the Loan. As of December 31st 2024 the Company owed $1,798,746. Floating rate per annum equal to the greater of (1) four and one-quarter of one percent (4.25%) and (2) the Prime Rate plus the Prime Rate Margin. The "Prime Rate" is the rate of interest per annum from time to time published in the money rates section of The Wall Street Journal or any successor. The "Prime Rate Margin" is one percent (1.0%). The Company repaid and extinguished this loan early in March 2025.

Creditor: Escalate Capital IV LP

Amount Owed: $10,000,000 principal plus $677,000 paid in kind interest

Interest Rate: 12.5%

Maturity Date: March 31, 2027

The Company will start amortizing the outstanding principal balance on April 30, 2025 with monthly payments of $250,000 through March 2026, increasing to $300,000 thereafter until full repayment of the loan. The loan was amended in October 2024 to increase the cash interest rate from 9.00% per annum to 12.5% per annum and eliminated the 2.75% per annum Paid in Kind Interest Rate.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Winton Lee Coleman III

Winton Lee Coleman III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, CEO, and Chairman of the Board

Dates of Service: May, 2018 - Present

Responsibilities: Run the business, conduct investor relations, and manage the board of directors. Receives salary and equity compensation from the Company.

Name: Patrice Andre Crisinel

Patrice Andre Crisinel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Chief Financial Officer, and Board Member

Dates of Service: July, 2018 - Present

Responsibilities: Responsible for the finance oversight of the Company. Receives salary and equity compensation from the Company.

Other business experience in the past three years:

Employer: Viatrans SA

Title: Chief Investment Officer and Vice President of the Board

Dates of Service: January, 2018 - June, 2022

Responsibilities: Managing portfolio of liquid and illiquid assets including real estate.

Name: Jonathan Benjamin Campos

Jonathan Benjamin Campos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: September, 2018 - Present

Responsibilities: Leader of Technology, Engineering and Product Strategy for Alto. Receives salary and equity compensation from the Company.

Name: Fiona Elizabeth Anderson Maguire

Fiona Elizabeth Anderson Maguire's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP, Growth

Dates of Service: May, 2023 - Present

Responsibilities: Leads our growth functions, including sales, marketing, partnerships, and stewards the overall brand & customer experience. Receives salary and equity compensation from the Company.

Other business experience in the past three years:

Employer: DoorDash

Title: General Manager, DashMart (2 years) and Senior Manager, DashMart (6 months)

Dates of Service: November, 2020 - May, 2023

Responsibilities: Led operations across the Central region of the US (TX to MN & IL) for DoorDash's 1st party convenience and grocery business. Managed 35+ warehouses, nearly 50 salaried managers, and an hourly team of 400+. Responsible for the P&L of each location and my portfolio of sites.

Name: Dana Frank Donato

Dana Frank Donato's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Operations

Dates of Service: September, 2018 - Present

Responsibilities: Oversee all the field operations of the company, including our markets, customer service, Human Resources, fleet, driver recruiting, and driver support. Receives salary and equity compensation from the Company.

Name: Michael Edmund Davis

Michael Edmund Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP and Principal Architect, Passenger Experience

Dates of Service: April, 2019 - Present

Responsibilities: Lead and participate in the development of software solutions and applications within Alto's Engineering Team. Responsible for our Passenger and Driver mobile applications, oversee and implement various third-party integrations, and architect, build, and maintain backend solutions. Receives salary and equity compensation from the Company.

Name: Patrick Michael Gallagher

Patrick Michael Gallagher's current primary role is with Tuesday Capital. Patrick Michael Gallagher currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: December, 2019 - Present

Responsibilities: On the company's Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

Employer: Branding Brand

Title: Board of Directors

Dates of Service: February, 2012 - Present

Responsibilities: Investor and on the Board of the Company.

Other business experience in the past three years:

Employer: Tuesday Capital

Title: Managing Partner

Dates of Service: October, 2011 - Present

Responsibilities: Founder and managing partner at Tuesday Capital, an early-stage venture capital firm.

Other business experience in the past three years:

Employer: Kolors Inc

Title: Board Member

Dates of Service: May, 2020 - Present

Responsibilities: Investor and on the board of Kolors Inc.

Other business experience in the past three years:

Employer: Remote.it Inc

Title: Board of Directors

Dates of Service: December, 2011 - Present

Responsibilities: Investor and on the Board of the Company.

Name: Gilbert Gregory Garcia II

Gilbert Gregory Garcia II's current primary role is with Green Park & Golf Ventures . Gilbert Gregory Garcia II currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September, 2023 - Present

Responsibilities: Investor and on the Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

Employer: Green Park & Golf Ventures

Title: VP of Investments

Dates of Service: May, 2011 - Present

Responsibilities: Responsible for sourcing and analyzing new ventures, montioring the current investment portfolio and preparing for successul exits.

Name: Travis Gardner Goff

Travis Gardner Goff's current primary role is with Goff Capital, Inc.. Travis Gardner Goff currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June, 2021 - Present

Responsibilities: On the company's Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

Employer: Goff Capital, Inc.

Title: President

Dates of Service: February, 2009 - Present

Responsibilities: President of Goff Capital

Other business experience in the past three years:

Employer: Canyon Ranch

Title: Board Member

Dates of Service: July, 2023 - Present

Responsibilities: Board Member for Canyon Ranch

Other business experience in the past three years:

Employer: Waterloo Solutions

Title: Board Member

Dates of Service: November, 2021 - Present

Responsibilities: Board Member for Waterloo Solutions

Other business experience in the past three years:

Employer: GameSquare

Title: Board Member

Dates of Service: September, 2021 - Present

Responsibilities: Board Member for GameSquare

Other business experience in the past three years:

Employer: Cascade Engineering Technologies, Inc.

Title: Board Member

Dates of Service: September, 2020 - Present

Responsibilities: Board Member for Cascade Engineering Technologies, Inc.

Other business experience in the past three years:

Employer: ProbablyMonsters

Title: Board Member

Dates of Service: July, 2019 - Present

Responsibilities: Board Member for ProbablyMonsters

Other business experience in the past three years:

Employer: Wyre

Title: Board Member

Dates of Service: September, 2019 - January, 2024

Responsibilities: Board Member for Wyre

Name: Andrew Cassidy Lauck

Andrew Cassidy Lauck's current primary role is with RedBird Capital Partners. Andrew Cassidy Lauck currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March, 2023 - Present

Responsibilities: On the company's Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

Employer: RedBird Capital Partners

Title: Partner

Dates of Service: July, 2014 - Present

Responsibilities: Partner at RedBird Capital Partners.

Name: Boris Guillaume Blanche

Boris Guillaume Blanche's current primary role is with Viatrans SA. Boris Guillaume Blanche currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & Board Member

Dates of Service: May, 2018 - Present

Responsibilities: On the company's Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

Employer: Viatrans SA

Title: Chief Executive Officer

Dates of Service: April, 2014 - Present

Responsibilities: Oversight of all activities of the group, providing strategic guidance to the Board of Directors and acting as spokeperson for the group

Other business experience in the past three years:

Employer: Geneva Foundation for International Road Transport

Title: CEO

Dates of Service: September, 2019 - Present

Responsibilities: Strategic Guidance, new Donor acquisitions and business development

Other business experience in the past three years:

Employer: Autonomy Partners

Title: Partner

Dates of Service: June, 2017 - Present

Responsibilities: Partner at Autonomy Partners

Other business experience in the past three years:

Employer: Road Ventures

Title: Co-founder and Board Member

Dates of Service: December, 2017 - Present

Responsibilities: Co-founder and Board Member at Road Ventures

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

RELATED PARTY TRANSACTIONS

OUR SECURITIES

The company has authorized Common Stock, Series AA-1 Preferred Stock, Series AA-2 Preferred Stock, Series BB-1 Preferred Stock, Series BB-2 Preferred Stock, Series CC Preferred Stock, Series C-1 Preferred Stock, Convertible Note, and Series CF Preferred Stock.

Common Stock

The amount of security authorized is 119,000,000 with a total of 5,895,994 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The amount outstanding does not take into account 26,519,156 shares related to common stock stock options. The company currently has 15,980,683 options issued and outstanding, and 10,538,473 shares available for issuance under the plan.

Warrants

The total amount outstanding includes 336,760 shares to be issued pursuant to the outstanding Series B warrant block.

Series AA-1 Preferred Stock

The amount of security authorized is 5,923,078 with a total of 5,384,616 outstanding.

Voting Rights

One vote per share into which the shares are convertible.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series AA-2 Preferred Stock

The amount of security authorized is 4,369,355 with a total of 4,369,355 outstanding.

Voting Rights

One vote per share into which the shares are convertible.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series BB-1 Preferred Stock

The amount of security authorized is 4,354,257 with a total of 4,354,257 outstanding.

Voting Rights

One vote per share into which the shares are convertible.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series BB-2 Preferred Stock

The amount of security authorized is 11,539,729 with a total of 11,450,709 outstanding.

Voting Rights

One vote per share into which the shares are convertible.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series CC Preferred Stock

The amount of security authorized is 8,449,837 with a total of 7,224,739 outstanding.

Voting Rights

One vote per share into which the shares are convertible.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series C-1 Preferred Stock

The amount of security authorized is 35,790,980 with a total of 31,079,336 outstanding.

Voting Rights

One vote per share into which the shares are convertible.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Warrants. The total amount outstanding includes 3,635,030 of shares to be issued pursuant to outstanding warrants.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $2,500,000.00

Maturity Date: December 13, 2027

Interest Rate: 4.5%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Voluntary conversion on sale of $20M or more in preferred equity

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $3,869,976.00

Maturity Date: October 13, 2028

Interest Rate: 14.5%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Voluntary conversion on sale of $20M or more in preferred equity

Material Rights

There are no material rights associated with Convertible Note.

Warrants

The holders of the convertible notes were issued warrants to purchase 2,770,212 Series C-1 preferred shares.

Series CF Preferred Stock

The amount of security authorized is 3,676,470 with a total of 1,605,583 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred Stock.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series CF Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1

Liquidation Amount, the Series CC Liquidation Amount, and the Preceding Preferred Stock Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series CF Original Issue Price plus any dividends declared but unpaid thereon (the “Series CF Liquidation Amount”).

Irrevocable Proxy. Each Subscriber hereby irrevocably appoints the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities (including any shares of Common Stock issuable upon the conversion of such Securities), (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest sufficient in law. Such proxy and power will be irrevocable. The proxy and power shall continue and, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities (including any shares of Common Stock issuable upon the conversion of such Securities). However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. Subscriber shall not and will not grant any subsequent proxies with respect to such Securities (including any shares of Common Stock issuable upon the conversion of such Securities) or enter into any agreement or understanding with any such individual or entity to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this proxy.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involv

difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Minority Holder; Securities with No Voting Rights The Series CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Our business may be adversely impacted by general economic conditions. Our results of operations will be dependent upon discretionary spending by Texas, California, Florida, and other applicable state's consumers, which may be affected by general economic conditions globally or in Texas, California, Florida, and other applicable states. Worldwide economic conditions and consumer spending have deteriorated and there can be no assurance that consumer spending will return to prior levels. Some of the factors that are having an impact on discretionary consumer spending include increased unemployment, reductions in disposable income as a result of equity market declines and declines in consumer confidence, and results of the COVID-19 pandemic. These and other macroeconomic factors could have an adverse effect on our profitability or growth plans, which could harm our financial condition and operating results. The impact of potentially limited credit availability on consumers and such as our suppliers cannot be predicted. Reduction in disposable income of our customers could lead to disruptions which could adversely impact our sales and financial condition. Our business is subject to risk of pandemics and other disruptions on consumer travel. The COVID-19 pandemic in 2020 and 2021 had material adverse effects on our business and any future outbreaks of COVID or other illness that results in changes to consumer's travel, dining, event, or other plans that drive the need for ride-hailing and mobility services could adversely impact our business in the future. Our business is subject to risk of government action. While we are committed to use our best efforts to comply with all laws, including federal, state and local laws and regulations, there is a possibility that governmental action to enforce any alleged violations may result in legal fees and damage awards that would adversely affect us. In the event we are unable to maintain a Transportation Network Company license in Texas, or the equivalent relevant licenses in other jurisdictions into which we may expand, we would be unable to continue such business in applicable jurisdictions. Because our business is dependent upon continued market acceptance by consumers, any negative trends will adversely affect our business operations. We are substantially dependent on continued market acceptance and proliferation of ride-hailing and mobility services. We believe that consumer demand for mobility services will continue to grow. While we believe that the market and opportunity in the mobility-as-a-service space continues to grow, we cannot predict the future growth rate and size of the market. Any negative outlook on our industry will adversely affect our business operations. Our platform and software is highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm our reputation and business. Our platform and software is highly technical and complex. The platform may contain undetected software bugs, hardware errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently. We could face legal claims for tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and seriously harm our reputation and business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed. We face risks of increased costs of cars, including as a result of limited supplies of competitively priced cars. We manage a fleet of vehicles. In recent years, the average cost of new cars has increased. We may not be able to lease sufficient quantities of cars from lessors or automobile manufacturers on competitive terms and conditions or below MSRP rates, and therefore may be forced to lease cars at higher prices, or on terms less competitive, than for cars leased by our competitors. In addition, certain car manufacturers, such as Ford, have adopted strategies to de-emphasize sales to the car rental and ride sharing industry which they view as less profitable due to historical sales incentive and other discount programs that tended to lower the average cost of cars for fleet purchasers such as us. Reduced or limited supplies of equipment together with increased prices are risks that we face. We cannot offer assurance that we will be able to pass on increased costs of leasing cars or equipment to our customers. Failure to pass on significant cost increases to our customers would have a material adverse impact on our results of operations and financial condition. Fluctuations in fuel costs or reduced supplies could harm our business. We could be adversely affected by limitations on fuel supplies, the imposition of mandatory allocations or rationing of fuel or significant increases in fuel prices. A severe or protracted disruption of fuel supplies or significant increases in fuel prices could have a material adverse effect on our financial condition and results of operations, either by directly interfering with normal activities. Our industry is highly competitive, and we have less capital and resources than many of our competitors, which may give our competitors an advantage in developing and marketing products and services similar to ours or make our offerings obsolete. We are involved in a highly competitive industry where we may compete with numerous other companies who offer alternative methods, services, or approaches, who may have far greater resources, more experience, and personnel. Such resources may give our competitors an advantage in developing and marketing services and products similar to our services and products that make our services and products obsolete. There can be no assurance that we will be able to successfully compete against these other entities. We may face risks related to uninsured liabilities or future claims that exceed our insurance limits. Our business is exposed to claims for personal injury, death and property damage resulting from the use of the vehicles used by us, and for employment-related injury claims by our employees and our ridesharing customers. We may purchase insurance to cover these claims but cannot assure, however, that we will not be exposed to uninsured liability potentially resulting in multiple payouts or otherwise, liabilities in respect of existing or future claims exceeding the level of our insurance, availability of sufficient capital to pay any uninsured claims or the availability of insurance with carriers maintained on economically reasonable terms, if at all. While we may obtain insurance for many of these risks, we may retain risk relating to certain of these perils and certain perils may not be covered by our insurance. Our business model is dependent on the continued success and viability of the ride hailing and mobility services industry and "transportation network companies", and we may become subject to government regulation and legal uncertainties that could reduce demand for our products and services or increase the cost of doing business, thereby adversely affecting our ability to generate revenues. There has been a recent increase in the number of ride hailing, mobility services and transportation network companies ("TNC") that allow customers to order rides on demand using smartphone apps. However, the marketplace has come under increased scrutiny from governments and various interested groups (such as taxi drivers and companies, environmentalists, etc.) have strenuously opposed the proliferation of these services in recent years. TNCs are subject to regulations that require drivers to undergo criminal background checks and vehicle inspections, receive driver training, follow a zero tolerance policy on drugs and alcohol, and carry insurance policies with a minimum liability coverage. Some of the companies that received new TNC licenses include Lyft (www.lyft.me), Sidecar (www.side.cr) and UberX (www.uber.com). Cities have also sought, and may in the future seek, to regulate or ban peer-to-peer ridesharing under their authority to license taxi companies. Proper hiring practices, training and oversight by us may be necessary to ensure public safety. It is likely that a number of laws and regulations may be adopted in the future with respect to ride hailing, mobility services covering issues such as: (i) liability, (ii) unionization, (iii) rules and standards for drivers, vehicles, and passenger safety, (iv) licensing and insurance requirements, and (v) environmental concerns, among others. If we are unable to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and Alto may be forced to implement new measures to sustain our operating business segments. If the ride hailing mobility services industry faces increased scrutiny and regulation, we will be required to devote legal and other resources to addressing such regulation, either directly or indirectly. We may face risks related to government regulations. We may be subject to a wide variety of regulatory burdens related to operations, and changes in the regulatory areas may require management to make significant modifications to our stated strategies depending on future events. Governmental regulations will affect almost every aspect of our business, including the fair treatment of our employees and independent contractors, wage and hour regulations, and financing activities with customers. We could also be susceptible to claims or related actions if we fail to operate the business in accordance with applicable laws. Federal and state governments in markets have increasingly placed restrictions and limitations on the vehicles sold in the market in an effort to combat perceived negative environmental effects. For example, in the U.S., vehicle manufacturers are subject to federally mandated corporate average fuel economy standards which will increase substantially through 2025. Furthermore, numerous states, including California, have adopted or are considering requiring the sale of specified numbers of zero-emission vehicles. Significant increases in fuel economy requirements and new federal or state restrictions on emissions on vehicles and automobile fuels in the U.S. could adversely affect prices of our fleet and could increase prices for our services. We depend on the continued growth and reliability of the internet, global positioning systems, and apps. The recent growth in the use of apps and ridesharing services may cause periods of decreased performance for many ridesharing services, internet providers, apps and related service providers. If app and ridesharing usage continues to grow rapidly, the infrastructure these services are reliant upon (i.e., the internet, global positioning systems, and telecommunications networks and devices) may not be able to support these demands and therefore performance and reliability may decline. Decreased performance with respect to some or all of these critical components of Our business model has also been attributed to illegal attacks by third parties. If outages or delays occur frequently or increase in frequency, or businesses are not able to protect themselves adequately from such illegal attacks, the market for mobile apps, ridesharing services and related technologies could grow more slowly or decline, which may reduce the demand for our rideshare platform and related services. We may be unable to respond to the rapid technological change in the industry and such change may increase costs and competition that may adversely affect our business. Rapidly changing technologies, frequent new product and service introductions and evolving industry standards characterize our market. The continued growth of the Internet and intense competition in the industry exacerbates these market characteristics. Our success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our products and services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of our products and services. In addition, any new enhancements must meet the requirements of our customers and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our products and services or infrastructures to adapt to these changes. We also expect that new competitors may introduce products, systems or services that are directly or indirectly competitive with us. These competitors may succeed in developing products and services that have greater functionality or are less costly than our products and services, and may be more successful in marketing such products and services. Technological changes have lowered the cost of operating communications and computer systems and purchasing software. These changes reduce our cost of selling products and providing services, but also facilitate increased competition by reducing competitors' costs in providing similar services. This competition could increase price competition and reduce our anticipated profit margins. Our products and services are new and the industry is rapidly evolving. Due consideration must be given to our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies in their early stage of development, particularly companies in the rapidly evolving ridesharing industry. To be successful in this industry, we must, among other things: develop and introduce functional and attractive service offerings; attract and maintain a large base of customers; increase awareness of our brand and develop customer loyalty; establish and maintain strategic relationships with certain partners, drivers, and other service providers; respond to competitive and technological developments; and attract, retain and motivate qualified personnel. We cannot guarantee that we will succeed in achieving our goals, and failure to do so would have a material adverse effect on our business, prospects, financial condition and operating results. Some of our products and services are new and are only in early stages of commercialization or not yet in the commercialization stage. We are not certain that these products and services will function as anticipated or be desirable to their intended market. Also, some of our products and services may have limited functionalities, which may limit their appeal to customers and put us at a competitive disadvantage. If our current or future products and services fail to function properly or if we do not achieve or sustain market acceptance, we could lose customers or could be subject to claims which could have a material adverse effect on our business, financial condition and operating results. As is typical in a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Because the market for our products and services is new and evolving, it is difficult to predict with any certainty the size of our market and our growth rate, if any. We cannot guarantee that a market for our products or services will develop or that demand for our products and services will emerge or be sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, our business, financial condition and operating results would be materially adversely affected. Our failure to continue to attract, train, or retain highly qualified personnel could harm our business. Our success also depends on our ability to attract, train, and retain qualified personnel, specifically those with management and product development skills. In particular, we must hire additional skilled personnel to further our research and development efforts. Competition for such personnel is intense. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business could be harmed. We depend on our key personnel. Our success will depend to a significant extent upon the continued service of our senior management and our officers, employees, and Board, and the loss of services from any of such key personnel could have a material adverse effect on our business or results of operations. Furthermore, our strategy will depend on our ability to identify, recruit and retain key management and operational personnel. The competition for such employees is intense, and there can be no assurance we will be successful in such efforts. Any labor unrest or attempts to unionize by our employees or independent contractors could have a material adverse effect on our business. We have outstanding debt and material contractual obligations. As of July 31, 2023, we owe a total of $3.9M to Silicon Valley Bank and/or its assignees, pursuant to a credit facility, which obligations are fully secured by the assets of the Company (except for our fleet vehicles), for the purpose of providing working capital to the Company pursuant to the terms contained therein. If we are unable to service this debt in the future, it would negatively affect the value of the Company and could have a material adverse effect on our business. As of July 31, 2023, we owe a total of $10M to Escalate Capital IV, LP, and/or its assignees, pursuant to a credit facility, which obligations are fully secured by the assets of the Company, for the purpose of providing working capital to the Company pursuant to the terms contained therein. If we are unable to service this debt in the future, it would negatively affect the value of the Company and have a material adverse effect on our business. In addition, we have monthly obligations to our employees and vendors, such as for our fleet vehicles. If we do not make timely payments, our relationship with such vendors could be harmed and such vendors may cease doing business with the Company, and it could have a material adverse effect on our business. Our operating plan does not provide significant flexibility when compared to the proceeds we are raising in the Financing. Our operating plan is based on assumptions and goals that management feels are attainable, however, we can make no assurances that such assumptions will turn out to be valid or such goals will be attained. In particular, we will remain dependent on fundraising until we achieve a positive total net income. If we do not achieve the goals set forth in our revised forecasts, we will not have any cushion in our cash reserves and our business may be materially and adversely affected. If the performance of our business does not meet our revised operating plan, we may need to raise additional capital, which may not be available on commercially reasonable terms. If the performance of our business does not meet our revised operating plan, we may need to raise additional capital in the short term to continue to fund our operations. There can be no assurance that additional funding will be available for a variety of reasons not excluding the general status of the economy. In addition, we cannot ensure that any such funding will be available on commercially reasonable terms or that such funding will not cause significant dilution to our existing stockholders. We may be dependent upon additional capital infusions in order to continue operating. From time to time, we may require additional funding to meet our future operating and capital expenditure requirements, including those incurred in hiring experienced personnel, developing our product's functionality, investigating the legal restrictions on our business, if any, executing contracts with strategic partners and attracting users. We may seek, in the future, to raise additional funds through private sales of securities, strategic relationships, bank financings, or otherwise. There can be no assurance that such financings will be available when needed or on terms that our management team finds acceptable. Failure to secure any necessary infusions of capital may have a materially adverse impact on our business. There is no public market for our shares There is no public market for any of shares, including the shares of the Company's capital issuable upon conversion of the Preferred Stock, and it is not expected that such a market will develop in the near future and may never develop.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Alto Experience Inc.

By   /s/ *Patrice Andre Crisinel*

      Name: Alto Experience, Inc

      Title: CFO

Exhibit A

FINANCIAL STATEMENTS

Alto Experience, Inc.

Consolidated Financial Statements (Unaudited)

As of and for the years ended December 31, 2024 and 2023

Alto Experience, Inc.

TABLE OF CONTENTS

Alto Experience, Inc.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

		As of December 31, **2024**	As of December 31, **2023**
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	$	5,237,290	$ 15,576,061
Restricted cash		2,405,998	2,610,998
Accounts receivable, net		302,314	783,164
Prepaid expenses and other current assets		1,337,213	4,252,214
Total current assets		9,282,815	23,222,437
NONCURRENT ASSETS			
Property and equipment, net		17,823,099	9,764,190
Capitalized software, net		3,093,094	3,521,962
Other noncurrent assets		4,041,197	1,783,900
Total noncurrent assets		24,957,390	15,070,052
TOTAL ASSETS	$	34,240,205	$ 38,292,489
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)			
CURRENT LIABILITIES:			
Accounts payable	$	1,270,644	$ 977,790
Lease liability - current		7,101,967	4,532,432
Other current liabilities		4,901,251	3,196,057
Current portion of notes payable		3,984,635	1,935,737
Total current liabilities		17,258,497	10,642,016
NONCURRENT LIABILITIES:			
Notes payable (net of discount)		14,567,693	14,345,393
Lease liability - noncurrent		9,885,711	4,500,326
Other noncurrent liabilities		4,000,000	-
Total noncurrent liabilities		28,453,404	18,845,719
Total liabilities		45,711,901	29,487,735
STOCKHOLDERS' EQUITY (DEFICIT):			
Series A convertible preferred stock, $0.00001 par value—10,292,433 shares authorized; 9,753,971 shares issued and outstanding		98	98
Series B convertible preferred stock, $0.00001 par value—15,893,986 shares authorized; 15,804,966 shares issued and outstanding		158	158
Series C convertible preferred stock, $0.00001 par value—44,240,817 shares authorized; 38,304,077 shares issued and outstanding		383	383
Series CF convertible preferred stock, $0.00001 par value—3,676,470 shares authorized; 1,605,583 shares issued and outstanding		16	-
Common stock $0.00001 par value—119,000,000 and 115,000,000 shares authorized in 2024 and 2023, respectively; 5,895,994 and 5,895,964 shares issued and outstanding in 2024 and 2023, respectively		59	59
Additional paid-in capital		126,745,087	122,887,890
Accumulated deficit		(138,217,497)	(114,083,834)
Total stockholders' equity (deficit)		(11,471,696)	8,804,754
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	34,240,205	$ 38,292,489

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alto Experience, Inc.
CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

		For the years ended December 31,	
		2024	**2023**
Revenue	$	32,860,913	$ 32,886,211
Cost of revenue		31,193,782	37,633,070
Gross profit (loss)		1,667,131	(4,746,859)
Operating expenses			
General and administrative		15,760,161	23,310,301
Depreciation and amortization		1,395,953	2,046,755
Sales and marketing		3,000,289	2,047,912
Vehicle operating costs		3,697,617	2,654,453
Research and development		176,057	341,191
Total operating expenses		24,030,077	30,400,612
LOSS FROM OPERATIONS		(22,362,946)	(35,147,471)
OTHER (EXPENSE) INCOME:			
Interest expense		(2,192,903)	(1,779,591)
Other income - net		422,186	272,766
Total other (expense)		(1,770,717)	(1,506,825)
NET LOSS	$	(24,133,663)	$ (36,654,296)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alto Experience, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2024 and 2023

| | Convertible Preferred Stock Series A | | Convertible Preferred Stock Series B | | Convertible Preferred Stock Series C | | Convertible Preferred Stock Series CF | | Common Stock | | Additional Paid in Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
BALANCE — January 1, 2023	10,292,433	$ 103	15,893,986	159	5,902,273	59	-	-	3,739,328	$ 41	88,918,924	(77,429,538)	$ 11,489,748
Net Loss												(36,654,296)	(36,654,296)
Stock-based compensation expense											269,616		269,616
Issuance of warrants											1,446,740		1,446,740
Issuance of common stock for options exercised	-	-	-	-	-	-	-	-	304,056	3	134,913	-	134,916
Conversion of preferred stock to common stock	(538,462)	(5)	(89,020)	(1)	(1,225,098)	(12)	-	-	1,852,580	18	-	-	-
Issuance of preferred stock	-	-	-	-	33,626,902	336	-	-	-	-	32,117,697	-	32,118,033
Other Adjustments	-	-	-	-	-	-	-	-	-	(3)	-	-	(3)
BALANCE — December 31, 2023	9,753,971	98	15,804,966	158	38,304,077	383	-	-	5,895,964	59	122,887,890	(114,083,834)	8,804,754
Net Loss												(24,133,663)	(24,133,663)
Stock-based compensation expense											924,009		924,009
Issuance of warrants											375,239		375,239
Issuance of common stock for options exercised	-	-	-	-	-	-	-	-	30	-	53	-	53
Issuance of preferred stock	-	-	-	-	-	-	1,605,583	16	-	-	2,557,896	-	2,557,912
Other Adjustments	-	-	-	-	-	-	-	-	-	-	-	-	-
BALANCE — December 31, 2024	9,753,971	$ 98	15,804,966	$ 158	38,304,077	$ 383	1,605,583	$ 16	5,895,994	$ 59	$ 126,745,087	$ (138,217,497)	$ (11,471,696)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

3

Alto Experience, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the years ended December 31,	
CASH FLOWS FROM OPERATING ACTIVITIES:	2024	2023
Net loss	$ (24,133,663)	$ (36,654,296)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	7,779,831	9,132,215
(Gain) / loss on disposal of property and equipment	(206,839)	58,176
Stock compensation	924,009	269,616
Interest expense	486,289	292,731
Other non-cash	380,582	157,733
Changes in operating assets and liabilities:		
Accounts receivable, net	480,850	220,462
Prepaid expenses and other current assets	2,921,648	624,050
Accounts payable	292,854	65,258
Lease liability	(4,521,743)	(6,527,676)
Other noncurrent assets	(2,271,789)	(278,203)
Other current liabilities	1,606,801	(718,549)
Net cash used in operating activities	(16,261,170)	(33,358,483)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(331,757)	(46,206)
Proceeds from the sale of fixed assets	267,171	307,409
Capitalized software development costs	(739,074)	(1,581,982)
Net cash used in investing activities	(803,660)	(1,320,779)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from the issuance of preferred stock	2,748,622	33,665,911
Payment of equity issuance costs	(230,012)	(101,137)
Payment of finance leases	(1,875,563)	-
Proceeds from issuance of common stock	53	134,912
Payment of deferred financing costs	-	(11,210)
Payment of long-term debt	(1,935,737)	(1,465,517)
Proceeds from strategic partnership incentives	4,000,000	-
Proceeds from issuance of debt	3,813,696	-
Net cash provided by financing activities	6,521,059	32,222,959
NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(10,543,771)	(2,456,303)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—Beginning of year	18,187,059	20,643,362
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—End of year	$ 7,643,288	$ 18,187,059
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	1,244,587	1,335,838
Non-cash issuance of debt	-	2,500,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

4

Alto Experience, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1.   DESCRIPTION OF BUSINESS

Alto Experience, Inc. (the "Company" or "Alto"), was incorporated in Delaware in 2018. Alto is a ride-hailing service. Passengers request rides via the Alto app or other third-party apps and are matched with a vehicle and driver. Alto owns and maintains a fleet of vehicles and uses W-2 employee drivers to ensure its clients have a clean, safe, and high-quality ride. The Company vets, hires, and trains drivers for high emotional intelligence and a commitment to service, so they are attuned to clients' needs and uses vehicle telematics to score and manage the performance of drivers for safe behaviors. Alto's passenger app provides passengers the ability to customize their ride by setting their in-car preferences for rides like music, lights, and conversation level.

The Company is located and headquartered in Dallas, Texas. Other offices operated by the Company are in Houston, Texas, Miami, Florida, Alexandria, Virginia, and Los Angeles, California. The Company's revenues are derived solely from operations in the United States.

Risks and Uncertainties—The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

Going Concern —The accompanying unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses since its inception, including a net loss of $24,133,663 for the year ended December 31, 2024. In addition, as of December 31, 2024, the Company had an accumulated deficit of $138,217,497. The Company expects to continue to generate operating losses for the foreseeable future. Based on these projections, the Company does not have sufficient cash on hand or available liquidity that can be utilized to sustain its operations and to meet its obligations as they become due within one year after the date that the unaudited consolidated financial statements are issued, which could also result in failure to meet future debt compliance requirements. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

In response to these conditions, management is evaluating several plans to raise additional funding, including arrangements with potential strategic partners, or through debt and equity financing. However, these plans have not been finalized, are subject to market conditions, and are not within the Company's control, and therefore cannot be deemed probable. As a result, the Company has concluded that management's plans do not alleviate substantial doubt about the Company's ability to continue as a going concern.

The unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Principles of Consolidation—The unaudited consolidated financial statements include the accounts of Alto Experience Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited financial statements, and the reported amounts of income and expense during the reporting period. The most significant estimates relate to the selection of useful lives of property and equipment, capitalization of internally developed software and associated useful lives, and estimates of reserves for workers' compensation and automobile insurance loss claims. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the unaudited financial statements; therefore, actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2024 and 2023, cash consists primarily of checking and savings deposits. The Company's cash balances exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

Restricted Cash and Cash Equivalents—Restricted cash is pledged as security for letters of credit or other collateral amounts established by the Company for certain insurance policies. Restricted cash and cash equivalents are classified as current or non-current assets based on the contractual or estimated term of the remaining restriction.

Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are stated at net realizable value. The majority of customers are not extended credit and therefore time to maturity for receivables is short. Periodically, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections, and current credit conditions. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The Company generally does not require any security or collateral to support its receivables.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for employee-related computers, site-related computer hardware and software, and five years for furniture and fixtures and other office equipment. Leasehold improvements and leased vehicles are amortized over the shorter of the lease-term or the estimated useful life of the related asset.

Intangible assets—The Company's intangible assets consist primarily of its internally developed software. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The internally developed software is amortized over a five-year useful life.

Revenue Recognition—The Company generates its revenues on a per-ride basis by both members and non-members, partnerships with businesses to provide rides for their customers or delivery of products, and subscription-based arrangements that allow customers to access its on-demand application service. Subscription arrangements are month-to-month or annual.

Revenues are recognized when control of the promised goods or services are transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those services.

The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- identify the contract with a customer,
- identify the performance obligations in the contract,
- determine the transaction price,

- allocate the transaction price to performance obligations in the contract, and
- recognize revenue as the performance obligation is satisfied.

The services provided by the Company for the subscription-based arrangements are considered stand-ready performance obligations where customers benefit from the services evenly throughout the service period. Subscription revenue is primarily recognized on a ratable basis over the contractual subscription period of the arrangement beginning when or as control of the promised services is transferred to the customer as this reflects the pattern of transfer for these services, which is generally from one to 12 months. Per-trip revenue is recognized at the time of service, which is at the time of payment.

Payment Terms

Payment terms for memberships generally include advance payment requirements through the use of a credit card. Payment terms for per ride revenue generally are directly post ride through the use of a credit card with the exception of business partnerships, which are generally invoiced at the end of the month for all rides occurring in that month. The time between a customer's payment and the receipt of funds is not significant. Contracts with customers do not result in significant obligations associated with returns, refunds or warranties. The Company's payment terms are generally fixed and do not include variable revenues. The major service lines and associated timing of revenue recognition are as follows:

Revenue Recognition

Major Service Lines	For year ended December 31, 2024 Revenue	For year ended December 31, 2023 Revenue
Membership revenue	$ 3,425,358	$ 3,976,061
Per trip business to consumer revenue	25,546,222	21,843,218
Per trip business to business revenue	3,889,333	7,066,932
Total revenue	32,860,913	32,886,211
Timing of Revenue Recognition		
Point in time	29,435,555	28,910,150
Services transferred over time	3,425,358	3,976,061
Total revenue	$ 32,860,913	$ 32,886,211

Contract Assets and Contract Liabilities (Deferred Revenue)—A contract asset results when goods or services have been transferred to the customer, but payment is contingent upon a future event, other than the passage of time (i.e. type of unbilled receivable). The Company does not have any material unbilled receivables and, therefore, does not have any contract assets. The Company only has accounts receivable as disclosed on the face of its unaudited consolidated balance sheets.

The Company records contract liabilities to deferred revenue when the Company receives customer payments in advance of the performance obligations being satisfied on the Company's contracts. The Company generally invoices its customers monthly, quarterly, or annually in advance of services being provided. The Contract liability balance as of January 1, 2024 was $899,738. The Company recognized $899,738 of revenue during the fiscal year ended December 31, 2024, from the beginning contract liability balance. All deferred revenue will be recognized as short-term as it pertains to contracts that are 12 months or less. Short-term deferred revenue was $853,201, $899,738 and $534,039 as of December 31, 2024, 2023, and 2022, respectively.

Cost of Revenue—Cost of revenue consists primarily of hosting costs, merchant and credit card processing fees, depreciation and amortization, fuel, vehicle storage, vehicle insurance, tolls, SAAS subscriptions, and compensation of operations and support personnel associated with the delivery of transportation services to customers.

Sales and Marketing—Sales and marketing expenses consist of travel, trade show sponsorships and events, conferences, other offline media, Internet advertising costs and brand development related services. Costs associated with the Company's advertising are expensed as incurred. Advertising expense was $2,865,907 and $1,702,658 for the years ended December 31, 2024 and 2023, respectively.

General and Administrative—General and administrative expenses include compensation and employee benefits for employees not related to driving, facility costs (including rent), bad debt costs, professional service fees, SaaS subscriptions, employee recruiting, and other general overhead costs.

Research and Development—Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include design software subscriptions, user testing and any other non-capitalizable R&D related expenses excluding salaries.

Depreciation and Amortization —Depreciation and amortization costs include depreciation of office equipment, leasehold improvements, and amortization of internally developed software.

Vehicle Operating Costs —Vehicle operating costs include costs related to vehicle onboarding, vehicle repairs and maintenance as well as plates and registrations.

Software Development Costs—The Company capitalizes certain development costs incurred in connection with its internal use software and user application. These capitalized costs are primarily related to the Company's software, which coordinates the drivers and customers to perform the core transportation services. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing, at which time, the software features are released and ready for intended use. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally five years.

Impairment of Long-Lived Assets—The Company assesses long-lived assets for impairment in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification ("ASC") 360, *Property, Plant and Equipment*. Long-lived assets (asset group), such as property and equipment and capitalized software development costs subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. As of December 31, 2024 and 2023, no impairment charge has been recorded.

Stock-Based Compensation—The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant, net of estimated forfeitures. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. For stock options with performance conditions, the Company records compensation expense when it is deemed probable that the performance condition will be met. The Company uses the Black-Scholes-Merton ("Black-Scholes") option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option's expected term and the price volatility of the underlying stock. The Company elected to apply the practical expedient to use a valuation performed in accordance with specified U.S. Treasury regulations related to Internal Revenue Code Section 409A for the current price input assumption.

Fair Value Measurements—Fair value accounting is applied for all assets and liabilities that are recognized or disclosed at fair value in the unaudited financial statements on a recurring basis (at least annually). Long-lived assets are evaluated on a non-recurring basis whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and disclosures about fair value measurements.

Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value of the embedded redemption features derivatives was calculated using unobservable inputs (Level 3 fair value measurements). The fair value of the embedded derivative liabilities as of December 31, 2024 are as follows:

	Fair Value at December 31, 2024			
	Level 1	Level 2	Level 3	Total
Embedded derivative liability	-	-	1,646,681	1,646,681

Comprehensive Loss— The Company's comprehensive loss consists of net loss for all periods presented.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable.

Significant customers are those which represent more than 10% of the Company's total revenue or gross accounts receivable balance at each balance sheet date. During the years ended December 31, 2024 and 2023, the Company did not have any customers that accounted for 10% or more of total revenue. During the year ended December 31, 2024, the Company had two customers that accounted for 10% or more of the gross accounts receivable balance, whereas for the year ended December 31, 2023, no single customer accounted for 10% or more of the gross accounts receivable balance.

Leases—The Company leases office spaces as well as vehicles under noncancelable lease agreements, which expire from 2025 through 2029. The Company is required to pay property taxes, insurance, and normal maintenance costs for certain of these facilities and vehicles which are recognized in operating expenses in the period in which the obligation for those payments is incurred. Under the guidance of ASC 842, *Leases*, for each lease agreement the Company separately recognizes the lease liability and the right-of-use asset, refer to Note 6. There are no restrictions or covenants imposed by these leases. The Company has elected to use the practical expedient under ASC 842 for private companies which allows the use of a risk-free rate as the discount rate for all leases. As such, the Company uses the US Prime rate for all office leases and the stated rates by the leasing company for all vehicle leases as the incremental borrowing rates.

The Company has short-term office leases which are recognized on a straight-line basis over the lease term.

No material lease transactions were entered into with related parties.

Recently issued accounting pronouncements
In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which will require the Company to disclose additional qualitative information for specific categories of

reconciling items and individual jurisdictions that result in differences between the statutory and effective tax rates. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 is effective for the Company beginning January 1, 2026, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company's unaudited consolidated financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2024 and 2023, are composed of the following:

	2024	2023
Vehicles	$ 19,022,981	$ 9,576,865
Right of use asset - office lease	10,081,884	6,926,519
Computer equipment	96,868	125,308
Leasehold improvements	831,163	529,643
Furniture	346,323	349,159
Total property and equipment	30,379,219	17,507,494
Less accumulated depreciation	(12,556,120)	(7,743,304)
Total Property and equipment - net	$ 17,823,099	$ 9,764,190

Total depreciation expense for the years ended December 31, 2024 and 2023, was $6,611,889 and $7,297,164, respectively.

4. CAPITALIZED SOFTWARE, NET

Capitalized software as of December 31, 2024 and 2023, consisted of the following:

	2024	2023
Capitalized internal software	$ 10,728,353	$ 9,989,278
Less accumulated amortization	(7,635,259)	(6,467,316)
Capitalized Software - Net	$ 3,093,094	$ 3,521,962

The Company's capitalized software placed in service totaled $1,022,188 and $1,639,696 during the years ended December 31, 2024 and 2023, respectively. Total amortization expense for capitalized software costs for the years ended December 31, 2024 and 2023, was $1,167,942 and $1,835,051, respectively, and is included in Depreciation and amortization in the accompanying unaudited consolidated statements of net loss. As of December 31, 2024, expected amortization expense over the remaining capitalized software asset lives is as follows:

2025	$ 1,066,545
2026	$ 903,260
2027	$ 674,992
2028	$ 298,271
2029	$ 90,583
	$ 3,033,651

5. OTHER LIABILITIES

Other current liabilities as of December 31, 2024 and 2023, are composed of the following:

	2024		2023
Accrued hosting services	$ 23,878	$	28,266
Legal Settlements	-		26,678
Fleet related expenses	273,351		217,601
Marketing expenses	10,000		265,092
Accrued payroll / payroll taxes	907,148		476,967
Unearned revenue	853,201		899,738
Amounts owed to credit card processors	291,887		248,363
Insurance reserves	2,236,878		900,750
Other	304,908		132,602
Total Other Current Liabilities	$ 4,901,251		

	Vehicle Related (Operating)	Vehicle Related (Finance)	Real Estate Related
2025	$ 5,009,516	$ 667,850	$ 2,157,348
2026	2,627,625	667,850	1,866,881
2027	1,207,297	240,669	1,788,319
2028	-	-	1,593,232
2029	-	-	931,675
Thereafter	-	-	-
Total undiscounted lease payments	8,844,438	1,576,369	8,337,455
Present value adjustment	(648,515)	(159,617)	(962,453)
Present value of lease payments	$ 8,195,923	$ 1,416,752	$ 7,375,002

The Company recognized right-of-use assets of $13,448,412 and $5,887,628, in exchange for new operating lease liabilities during 2024 and 2023, respectively, and $2,089,890 for new finance lease liabilities during 2024.

The Company has short-term office leases which are recognized on a straight-line basis over the lease term. Rental expense for these operating leases for the years ended December 31, 2024 and 2023, was $20,454 and $171,373, respectively.

The weighted average remaining term of office and vehicle operating leases are 50.45 months and 23.97 months, respectively. The weighted average discount rate for office and vehicle operating leases is 5.82% and 7.53%, respectively. The weighted average remaining term and weighted average discount rate for vehicle finance leases are 28.03 months and 7.96%, respectively.

Litigation—From time to time, in the normal course of business, we are a party to litigation matters and claims, including purported class action lawsuits. Such matters can be expensive and disruptive to our normal business operations. The results of the Company's legal proceedings are inherently unpredictable, and our view of these matters may change in the future as the litigation and events related thereto unfold.

7. NOTES PAYABLE

Term Loans

On March 21, 2022, the Company entered into a five-year Loan and Security Agreement with Escalate Capital IV, LP ("Escalate Loan"), providing a total potential term loan commitment of $12,500,000, with an initial borrowing of $5,000,000. The Company subsequently borrowed an additional $5,000,000 during 2022, for a total of $10,000,000 outstanding as of December 31, 2024. The loan is payable in monthly installments beginning April 30, 2025, with a maturity date of March 31, 2027. Interest shall be payable in cash on the outstanding principal amount (as increased by interest that is paid-in-kind) at a rate equal to 9.00% per annum and interest shall be payable in-kind ("PIK") on (and thereby increase) the outstanding principal amount of the outstanding term loan advances at a rate of 2.75% per annum. Accrued interest is due and payable monthly, in arrears, on the last business day of each calendar month. On October 25, 2024, the Escalate Loan was amended to increase the interest rate to 12.5% per annum, to eliminate the PIK interest accrual moving forward, and to reduce the monthly principal payments to $250,000 from April 2025 to March 2026, $300,000 from April 2026 to February 2027, with the remaining balance, including all accrued PIK interest, owed at maturity. The agreement contains various covenants, including a requirement to maintain a Maximum Total Funded Debt to Average Monthly Revenue ratio, as defined within the agreement, of 6.00 to 1.00 each month, beginning on January 1, 2023. The Company was in compliance with all applicable covenants under the Escalate Loan as of December 31, 2024. In connection with the term loan advances, detachable common stock warrants were issued to Escalate Capital IV, LP to purchase a total of 263,551 common stock shares at an exercise price of $0.84 per share. The warrants vest 40% immediately and 8% per additional $1,000,000 incremental borrowing, with 210,841 shares vested and exercisable as of December 31, 2024. The warrants have an expiration date of March 21, 2032. The fair value of the warrants was recorded as a debt discount to the term loans, with a corresponding increase to additional paid-in capital. The debt discounts are amortized over the life of the term loans. At the time of conversion, any unamortized discounts associated with the term loans will be fully amortized and recorded as interest expense. The obligations under the Escalate Loan are secured by a second priority interest in substantially all of the Company's assets.

On March 21, 2022, the Company entered into a $5,000,000 Loan and Security Agreement with Silicon Valley Bank

("SVB Loan"), with a maturity date of June 2, 2025. The loan is payable in monthly installments beginning February 1, 2023. Amounts outstanding accrue interest at a floating rate per annum equal to the greater of 4.25% and the Prime Rate plus 1%. Accrued interest is due and payable monthly, in arrears, on the first business day of each month. The agreement contains various covenants including monthly unaudited financial statements, annual audited financials, and board packages. The Company was in compliance with all applicable covenants under the SVB Loan as of December 31, 2024. In connection with the SVB Loan, detachable common stock warrants were issued to Silicon Valley Bank to purchase a total of 73,209 common stock shares at an exercise price of $0.84 per share. The warrants vest 50% immediately, 38% upon an initial borrowing of $5,000,000 and 12% upon the borrowing of an additional $2,500,000. As of December 31, 2024, 64,058 shares are vested and exercisable. The warrants have an expiration date of March 20, 2034. The fair value of the warrants was recorded as a debt discount to the term loans, with a corresponding increase to additional paid-in capital. The debt discounts are amortized over the life of the term loans. At the time of conversion, any unamortized discounts associated with the term loans will be fully amortized and recorded as interest expense. The obligations under the SVB Loan are secured by a first priority interest in substantially all of the Company's assets.

In September 2023, the Company amended certain terms of the SVB Loan held with Silicon Valley Bank, including deferring a portion of required principal payments for a period of twelve months and adding a new financial covenant requiring the Company to maintain $2,000,000 in cash within SVB depository accounts. This amendment has been treated as a debt modification and accounted for as a continuation of the original loan. In connection with this amendment, the Company agreed to pay a $200,000 deferral fee at the maturity date of June 2, 2025. This deferral fee has been accounted for as a deferred financing cost and will be amortized using the effective interest method over the remaining life of the loan.

Principal outstanding and unamortized debt discount costs for the term loans were as follows at December 31, 2024 and 2023:

	2024	2023
Principal outstanding, including accrued PIK interest	$ 12,475,846	$ 14,190,682
Unamortized debt discount	(200,581)	(415,100)
Total term loan debt	$ 12,275,265	$ 13,775,582

Future maturities of principal under the term loans for each of the next five years as of December 31, 2024 are as follows:

2025	$ 4,048,747
2026	3,450,000
2027	4,977,099
2028	-
2029	-
Total	$ 12,475,846

Convertible Notes

On December 13, 2023, the Company entered into a Convertible Promissory Note (the "Convertible Note") with Broader Media Holdings, LLC ("iHeart"), a strategic marketing partner, pursuant to which iHeart agreed to lend the Company $2,500,000 in the form of media and advertising inventory on radio stations owned and operated by iHeartMedia + Entertainment, Inc. ("iHeartMedia"). The Convertible Note matures on December 13, 2027 and bears interest at a rate of 4.5% per annum, payable upon maturity. The Convertible Note is convertible upon certain contingent events, including a change of control, public offering, or upon completion of a new financing round in excess of $20,000,000. Additionally, if the Convertible Note remains unconverted upon maturity, and the Company's cash balance exceeds $5,000,000, it may opt to redeem the note using cash at 100% of the principal amount plus accrued and unpaid interest, or convert it into shares of the Company's preferred stock; however, if the Company's cash balance is below $5,000,000 at maturity, iHeart may elect to compel redemption in cash or conversion into preferred stock. The conversion rate is equal to the outstanding principal balance plus all accrued and unpaid interest divided by 80% of:

- In the case of a change of control, the price per share being paid to the Company's most recently issued preferred shares,
- In the case of a public offering, the final price per share offered in the public offering,
- In the case of the completion of a new financing round, the original issue price per share that is issued in the

financing round, or
- Upon maturity, the then fair market value of the Company's most recently issued preferred shares.

These conversion options are considered embedded redemption features that meet the definition of a derivative and have been recognized at the fair value of $625,000 as a separate derivative liability under ASC 815, *Derivatives and Hedging*, with an offsetting amount recognized as a discount on debt issuance that will be amortized using the effective interest method over the life of the Convertible Note.

On October 28, 2024, the Company entered into Convertible Promissory Notes (the "2024 Convertible Notes") with several new and existing investors for a principal amount of $3,869,976. The 2024 Convertible Notes mature on October 23, 2028 and bear interest at a rate of 14.5% per annum, payable in arrears monthly commencing on January 1, 2025. The 2024 Convertible Notes are payable in equal monthly installments beginning on November 1, 2026. The conversion option is triggered upon the completion of a qualified financing round in excess of $10,000,000, or by the election of the Company and the majority investors of the notes. In the case of a successful qualified financing round, the conversion rate is equal to the greater of the outstanding principal balance plus all accrued and unpaid interest divided by either:

- 80% of the per share price of the shares sold in the financing round, or
- $150,000,000 divided by the fully diluted capitalization of the Company immediately prior to the closing of the qualified financing round.

The 2024 Convertible Notes conversion options are considered embedded redemption features that meet the definition of a derivative and have been recognized at the fair value of $967,494 as a separate derivative liability under ASC 815, *Derivatives and Hedging*, with an offsetting amount recognized as a discount on debt issuance that will be amortized using the effective interest method over the life of the Convertible Note.

In connection with the issuance of the 2024 Convertible Notes, the Company issued warrants to purchase 2,770,212 shares of Series C-1 preferred stock at an exercise price of $0.6985 per share. The warrants have an expiration date of October 23, 2035. The fair value of the warrants was recorded as a debt discount to the 2024 Convertible Notes, with a corresponding increase to additional paid-in capital. The debt discounts are amortized over the life of the notes. At the time of conversion, any unamortized discounts associated with the notes will be fully amortized and recorded as interest expense.

The net carrying amounts of the convertible notes at December 31, 2024 and 2023, was as follows:

	2024	2023
Principal outstanding	$ 6,488,332	$ -
Unamortized discount	(1,857,950)	-
Convertible note, net	$ 4,630,382	$ -
Embedded derivative liability	$ 1,646,681	$ -

The following table sets forth the total interest expense recognized related to the Company's long-term debt for the years ended December 31, 2024 and 2023:

	2024	2023
Contractual interest expense	$ 1,758,134	$ 1,622,186
Amortization of debt discount and issuance costs	434,769	157,732
Total interest expense	$ 2,192,903	$ 1,779,918

8. CONVERTIBLE PREFERRED STOCK

Convertible preferred stock as of December 31, 2024 and 2023, consisted of the following:

	2024				2023			
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value
Series A	10,292,433	9,753,971	$ 1.41	$ 13,772,501	10,292,433	9,753,971	$ 1.41	$ 13,772,501
Series B	15,893,986	15,804,966	2.90	45,829,467	15,893,986	15,804,966	2.90	45,829,467
Series C	44,240,817	38,304,077	1.45	54,171,498	44,240,817	38,304,077	1.45	54,171,498
Series CF	3,676,470	1,605,583	1.74	2,788,014	-	-	-	-
	74,103,706	65,468,597		116,561,480	70,427,236	63,863,014		$ 113,773,466

In March of 2024, the Company's certificate of incorporation was amended to designate and authorize the Company to issue a cumulative number of 74,103,706 shares of preferred stock, of which 10,292,433 shares are designated as Series A convertible preferred stock, 15,893,986 are designated as Series B convertible preferred stock, 44,240,817 are designated as Series C convertible preferred stock, and 3,676,470 are designated as Series CF convertible preferred stock.

In September of 2023, the Company's certificate of incorporation was amended to designate and authorize the Company to issue a cumulative number of 70,427,236 shares of preferred stock, of which 10,292,433 shares are designated as Series A convertible preferred stock, 15,893,986 are designated as Series B convertible preferred stock, and 44,240,817 are designated as Series C convertible preferred stock.

In March of 2024, the Company completed its Series CF Regulation Crowdfunding Offering through StartEngine Crowdfunding, Inc., raising $2,788,014 in cash related to the issuance of 1,605,583 Series CF preferred stock shares. In conjunction with the issuance of Series CF preferred shares, the Company incurred issuance costs in the amount of $230,102 related to fees and commissions paid to StartEngine.

In March of 2023, the Company completed its initial Series C Funding Round, raising an additional $11,956,992 in cash related to the issuance of 2,547,564 Series C preferred stock shares.

In September of 2023, the Company completed a Series C-1 Funding Round, raising an additional $21,708,918 in cash which consisted of 31,079,338 Series C-1 preferred stock shares. The Company incurred $101,137 of equity issuance costs related to legal and advisory expenses. In connection with this financing round, existing preferred shareholders approved a mandatory conversion of all preferred shares to common stock at the prevailing conversion price, resulting in a one-for-one share conversion. Subsequently, common stock corresponding to previous preferred shareholders who met certain investment thresholds in the Series C-1 Funding Round was converted on a one-for-one basis into a new preferred shareholder class with equivalent voting rights, issuance prices, and conversion rates as the previously existing preferred shareholder classes. Refer below for a summary of the post-conversion common stock outstanding and the preferred shareholder classes before and after conversion:

Pre-Conversion		Post-Conversion		
Previously Existing Preferred	Shares Previously Outstanding	Exchange Preferred	Shares Issued and Outstanding	Converted Common Stock Outstanding
Series A-1 Preferred Stock	5,923,078	Series AA-1 Preferred Stock	5,384,616	538,462
Series A-2 Preferred Stock	4,369,355	Series AA-2 Preferred Stock	4,369,355	-
Series B-1 Preferred Stock	4,354,257	Series BB-1 Preferred Stock	4,354,257	-
Series B-2 Preferred Stock	11,539,729	Series BB-2 Preferred Stock	11,450,709	89,020
Series C Preferred Stock	8,449,837	Series CC Preferred Stock	7,224,739	1,225,098
Series C-1 Preferred Stock	-	Series C-1 Preferred Stock	31,079,338	-
Total	34,636,256	Total	63,863,014	1,852,580

The Company issued 3,635,030 warrants to purchase shares of the Company's common stock at $0.00001 per share to existing preferred shareholders that participated in the Series C-1 Funding Round. These warrants expire on July 31, 2033. The Series C-1 preferred stock and associated warrants have been determined to be freestanding financial instruments and have been accounted for separately. The warrants are considered indexed to the Company's own stock and are accounted for as equity in Additional paid-in-capital in the unaudited consolidated balance sheets.

The holders of Series A, Series B, Series C and Series CF convertible preferred stock have various rights and preferences as follows:

Voting—Each share of Series A, Series B and Series C convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as below:

Holders of a majority of the Series A, Series B, and Series C preferred stock are entitled to elect, voting as a separate class, five members to the Company's board of directors (the "Board of Directors").

Holders of a majority of the common stock are entitled to elect, each voting separately as a class, two members to the Board of Directors.

Holders of Series CF convertible preferred stock do not have voting rights.

Dividends—The holders of preferred stock shall be entitled to receive, out of any funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock, a dividend on each outstanding share of preferred stock in an amount at least equal to (i) in the case of a dividend on common stock, the product of (A) the dividend declared on such common stock and (B) the number of shares of common stock issuable upon conversion of a share of preferred stock, (ii) in the case of a dividend on a class or series of capital stock that is convertible into common stock, the product of (A) the dividend declared and (B) the number of shares of common stock issuable upon conversion of such preferred stock, divided by the number of shares of common stock issuable upon conversion of a share of such class or series of capital stock, or (iii) in the case of a dividend on any class or series that is not convertible into common stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock and (B) the applicable Original Issue Price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of preferred stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest preferred stock dividend.

After payment of such dividends on the preferred stock, any additional dividends or distributions shall be distributed among all holders of common stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then-effective conversion rate. Such dividends are not cumulative. No dividends have been declared or paid on the Company's preferred stock.

Liquidation Preference—In the event of any liquidation, dissolution, or winding-up of the Company, the holders of preferred stock shall be entitled to receive, ratably, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, an amount equal to the price per share of $1.30, $1.55, $2.5491, $3.033, $4.6935, $1.04775 and $2.04 for Series AA-1, AA-2, BB-1, BB-2, CC, C-1, and CF, respectively, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, plus any accrued and unpaid dividends and any other declared but unpaid dividends (the "Liquidation Preference"). If the Company has insufficient assets to permit payment of the Liquidation Preference in full to all holders of preferred stock, then the assets of the Company shall be distributed ratably to the holders of preferred stock in proportion to the Liquidation Preference such holders would otherwise be entitled to receive.

After payment of the Liquidation Preference to the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully converted basis.

Redemption—Preferred stock are not redeemable.

Conversion—Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of preferred stock. The conversion price per share of Series AA-1, Series AA-2, Series BB-1, Series BB-2, Series CC, Series C-1, and Series CF convertible preferred stock shall be $1.30, $1.55, $2.5491, $3.033, $4.6935, $0.6985, and $2.04 per share, respectively, as defined by the Company's certificate of incorporation, as amended. As of December 31, 2024 and 2023, the conversion ratio for preferred stock was one-to-one.

Each share of AA-1 preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $100,000,000 of gross proceeds (a "Qualified Public Offering") or (ii) the consent of holders of at least 80% of the then-outstanding shares of Series AA-1 preferred stock, voting together as a single class on an as-converted basis.

Each share of AA-2 preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a Qualified Public Offering or (ii) the consent of holders of at least a majority of the then-outstanding shares of Series AA-2 preferred stock, voting together as a single class on an as-converted basis.

Each share of Series BB-1 and Series BB-2 preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a Qualified Public Offering or (ii) the consent of holders of at least two-thirds of the then-outstanding shares of Series BB-1 and Series BB-2 preferred stock, voting together as a single class on an as-converted basis.

Each share of Series CC, Series C-1 or Series CF preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a Qualified Public Offering or (ii) the consent of holders of at least a majority of the then-outstanding shares of Series CC, Series C-1, or Series CF preferred stock, voting together as a single class on an as-converted basis.

9. COMMON STOCK

In March of 2024, the Company's certificate of incorporation was amended to designate and authorize the Company to issue a cumulative number of 119,000,000 shares of common stock. The Company had 113,104,006 and 109,104,036 shares of common stock available to issue for purposes of satisfying conversion of preferred stock, the exercise of warrants, the exercise and future grant of common stock options, and for purposes of any future business acquisitions and transactions as of December 31, 2024 and 2023, respectively.

The Company issued 30 and 2,156,636 shares of common stock, resulting in a total of 5,895,994 and 5,895,964 common stock shares outstanding for the years ended December 31, 2024 and 2023, respectively.

10. STOCK OPTION PLAN

Stock Option Plan—In August 2018, the Company adopted the Alto Experience, Inc., 2018 Long Term Incentive Plan (the "Plan") pursuant to which the Board of Directors may grant nonstatutory stock options to purchase shares of the Company's common stock to outside directors and consultants and nonstatutory stock options, incentive stock options or performance-based awards to purchase shares of the Company's common stock to employees. The Plan initially authorized grants of options up to 3,100,000 shares of the Company's common stock. The Plan was restated in August 2019, June 2021, September 2022, and September 2023 to authorize an additional 23,419,156 shares for an aggregate of 26,519,156 shares reserved for issuance under the Plan. Stock options must be granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options generally have 10-year terms.

Time-Based Vesting Stock Option Awards—Time-based vesting awards vest ratably over a four-year period starting from the date specified in each agreement. A summary of the status of the employee and nonemployee stock options as of December 31, 2024 and 2023, and changes during the year then ended is presented below (the number of options represents ordinary shares exercisable in respect thereof):

Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value
Outstanding, December 31, 2023	3,845,637	$ 0.60	$ -
Granted	3,485,635	$ 0.14	
Exercised	(30)	$ 1.75	$ -
Forfeited (unvested)	(416,734)	$ 0.54	
Forfeited (vested)	(944,306)	$ 0.40	
Outstanding - December 31, 2024	5,970,202	$ 0.37	$ -
Exercisable - December 31, 2024	3,312,870	$ 0.48	$ -
Vested and expected to vest - December 31, 2024	5,797,955	$ 0.38	$ -

Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value
Outstanding, December 31, 2022	5,010,379	$ 0.55	$ 1,694,635
Granted	315,500	$ 1.75	
Exercised	(304,056)	$ 0.44	$ 396,760
Forfeited (unvested)	(515,541)	$ 1.20	
Forfeited (vested)	(660,645)	$ 0.33	
Outstanding - December 31, 2023	3,845,637	$ 0.60	$ -
Exercisable - December 31, 2023	3,064,366	$ 0.48	$ -
Vested and expected to vest - December 31, 2023	3,802,920	$ 0.60	$ -

The weighted average grant-date fair value of options granted during the years 2024 and 2023 was $0.08 and $1.05, respectively. The total intrinsic value of options exercised during the years 2024 and 2023 was $0 and $396,760, respectively.

The Company records compensation expense on a straight-line basis over the vesting period. As of December 31, 2024, total unrecognized compensation cost related to unvested stock options was $308,081, which is expected to be recognized over a weighted average period of 2.3 years.

Performance-Based Vesting Stock Option Awards—Performance-based awards require achievement of certain performance criteria to vest, which are predefined by the Compensation Committee of the Board of Directors at the time of grant. A summary of the status of the employee performance awards as of December 31, 2024 and 2023, and changes during the year then ended is presented below (the number of awards represents ordinary shares exercisable in respect thereof):

Performance awards outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value
Outstanding, December 31, 2023	800,000	$ 0.92	$ -
Granted	9,710,481	$ 0.09	
Exercised	-	$ -	$ -
Forfeited (unvested)	(500,000)	$ 0.15	
Forfeited (vested)	-	$ -	
Outstanding - December 31, 2024	10,010,481	$ 0.15	$ -
Exercisable - December 31, 2024	2,627,620	$ 0.15	$ -
Vested and expected to vest - December 31, 2024	10,010,481	$ 0.15	$ -

Performance awards outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value
Outstanding, December 31, 2022	800,000	$ 0.92	$ -
Granted	-		
Exercised	-		$ -
Forfeited (unvested)	-		
Forfeited (vested)	-		
Outstanding - December 31, 2023	800,000	$ 0.92	$ -
Exercisable - December 31, 2023	200,000	$ 0.92	$ -
Vested and expected to vest - December 31, 2023	800,000	$ 0.92	$ -

The weighted average grant-date fair value of performance awards granted during 2024 was $0.09. The Company records compensation expense on a ratable basis over the derived requisite service period when it becomes probable that the performance condition will be achieved. In the event the Company determines it is no longer probable that we will achieve the performance criteria outlined in the award, all previously recognized compensation expense will be reversed. As of December 31, 2024, total unrecognized compensation cost related to unvested performance-based awards was $636,439, which is expected to be recognized over a weighted average period of 1 year.

Stock-Based Compensation Expense—Employees and Nonemployees—Stock-based compensation expense recognized for both employees and nonemployees was $924,009 and $269,616 for the years ended December 31, 2024 and 2023, respectively. Stock-based compensation expense was recorded as general and administrative expense in the unaudited consolidated statements of net loss.

Employee Stock Options Valuation—The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option. The assumptions used to estimate the fair value of stock options granted during the years ended December 31, 2024 and 2023, are as follows:

Option value assumptions	2024 Weighted average	2023 Weighted average
Expected term	5.81	5.99
Volatility	61.80%	62.99%
Interest rate	4.15%	3.52%
Dividend Yield	0.00%	0.00%

Since the Company's stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. The risk-free interest rate assumption is based on observed U.S. Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options granted. The expected dividend yield is determined based on the Company's history and management's current expectations regarding future dividends. The expected term of the options represents the period of time that options granted are expected to be outstanding. The Company used the straight-line vesting method for options granted to both executive and nonexecutive employees for the years ended December 31, 2024 and 2023.

11. INCOME TAXES

Losses before income taxes for the years ended December 31, 2024 and 2023, are as follows:

	2024	2023
Total	($24,133,663)	($36,654,296)

The components of income tax expense attributable to operations were as follows for the years ended December 31, 2024 and 2023:

	2024	2022
Current:		
Federal	$ -	$ -
State	800	800
Deferred:		
Federal	-	-
State	-	-
Total	$ 800	$ 800

The Company recorded no federal income tax expense for 2024 or 2023. The state tax expense was driven by the Company's California filing for 2024 and 2023. The lack of federal tax expense in 2024 and 2023 can be attributed to high operational and start-up expenses, which are common among emerging growth companies, resulting in continued net operating losses throughout 2024 and 2023.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax assets and liabilities are included in the other assets and other liabilities category of the unaudited consolidated balance sheets when applicable.

On December 31, 2024, and 2023 the Company had a gross federal net operating loss ("NOL") carryover of $148,209,937 and $126,473,188, respectively, and has generated multiple state net operating losses for tax years 2024 and 2023. Refer to the chart below itemizing federal and state NOLs as of December 31, 2024. The Tax Cuts and Jobs Act of 2017 permitted federal NOLs to be carried forward indefinitely until fully utilized, but state NOLs follow their own regulations and might decouple from federal treatment.

Net Operating Losses:	Remaining Gross Deferred	Remaining Net Deferred	Remaining Utilization
Federal NOL	$ 148,209,937	$ 31,124,087	Unlimited
Florida NOL	11,584,845	637,167	Unlimited
Virginia NOL	2,837,918	170,275	Unlimited
Maryland NOL	566,693	46,752	Unlimited
District of Columbia NOL	1,834,355	151,334	Unlimited
California NOL	19,878,440	1,757,254	18 Years
Total NOL:	$ 184,912,188	$ 33,886,869	

As of December 31, 2024 and 2023, the total amount of unrecognized tax benefit was $30,673,684 and $26,441,652, respectively, all of which would affect income tax expense, if recognized, before considering any valuation allowance.

The summary of the unrecognized tax benefit and valuation allowance as of December 31, 2024 and 2023 are as follows:

	2024	2023
Deferred Tax Assets:	Federal	Federal
Charitable Contributions	$ 216	$ 593
Stock Compensation	158,682	136,430
NOLs	33,886,869	28,748,614
Debt Issuance Costs	277	915
Right of Use Assets	-	-
Lease Liabilities	21,484	121,830
Total DTA:	34,067,528	29,008,382
Deferred Tax (Liabilities)		
Fixed Assets	(2,734,957)	(2,203,962)
Right of Use Assets	(658,887)	(362,768)
Lease Liabilities	-	-
Total DTL:	(3,393,844)	(2,566,730)
Valuation Allowance	30,673,684	26,441,652
Net DTA/(DTL):	$ -	$ -

A valuation allowance is recognized if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax asset will not be realized. This evidence is made on a gross basis as opposed to a net basis. The four sources of taxable income to be considered in determining whether a valuation allowance is required include:

- taxable income in prior carryback years, now permitted under the CARES Act of 2020
- future reversals of existing taxable temporary differences
- tax planning strategies
- future taxable income exclusive of reversing temporary differences and carryforwards

Based on the continuation of reoccurring net operating losses within the past three consecutive tax years, a valuation allowance has been recorded for the entire 2024 and 2023 deductible deferred tax assets of $30,673,684 and $26,441,652, respectively. The Company will continue to monitor the four sources of taxable income listed above on an ongoing basis to determine whether we will realize any part of our cumulative deferred tax asset going forward.

The Company recognizes interest and penalties related to unrecognized tax benefits within the Benefit (provision for) income taxes line in the unaudited consolidated statements of net loss. Accrued interest and penalties are included within the related tax liability line in the unaudited consolidated balance sheets. No accrued interest and penalties have been recorded as of and for the years ended December 2024 or 2023, respectively.

The Company is subject to income taxes in the U.S. federal jurisdiction, and the state jurisdictions of California, Virginia, Maryland, District of Columbia, Florida, Texas, and Delaware. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. Company tax years 2024, 2023, 2022, 2021, and 2020 remain open for examination until their statute of limitations expire in each applicable jurisdiction.

12. SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2024, the date of these unaudited consolidated financial statements, through April 29, 2025, which represents the date the unaudited financial statements were issued, for events requiring recording or disclosure in the unaudited financial statements for the year ended December 31, 2024. The Company concluded that no events have occurred that would require recognition or disclosure in the unaudited consolidated financial statements, except as described below.

On March 14, 2025, the Company entered into a $20,000,000 Convertible Promissory Note Agreement with Neben Holdings, LLC. The note bears an interest rate of 10% per annum, matures on June 30, 2027 and is convertible into shares of the Company's preferred stock. Concurrent with the issuance of the Convertible Promissory Note, the Company repaid and extinguished its existing SVB Term Loan prior to maturity.

I, Winton Lee Coleman, the Chief Executive Officer of Alto Experience, Inc., hereby certify that the financial statements of Alto Experience, Inc. and notes thereto for the periods ending December 31, 2024 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Alto Experience, Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28, 2025.

Chief Executive Officer

April 28, 2025

CERTIFICATION

I, Patrice Andre Crisinel, Principal Executive Officer of Alto Experience Inc., hereby certify that the financial statements of Alto Experience Inc. included in this Report are true and complete in all material respects.

Patrice Andre Crisinel

CFO